[Letterhead of Kleinberg, Kaplan, Wolff & Cohen, P.C.]

Writer’s E-Mail: dedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

                                  August 2, 2010
Mr. Jim O’Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Master Fund LLC
File No.: 811-21963 (“Master Fund”)

Dear Mr. O’Connor:

In connection with Master Fund’s Amendment No. 8 to the Registration Statement on Form N-2, under the Investment Company Act of 1940, as amended, for Master Fund (the “Registration Statement”), we have received the following oral comments from you and from Christina DiAngelo in our conversations on July 28, 2010, and respond to each of the comments as set forth below.

The references to the Acquired Fund Fees and Expenses in the fee table should be revised to delete the reference to the fees collected and expenses assessed “by the managers” of the underlying hedge funds.

We have revised the description of the Acquired Fund Fees and Expenses to read as follows: “Fees collected and expenses assessed by the underlying Hedge Funds.”

Since there was a miscalculation of the ratio of net investment loss to average net assets reflected in the Financial Highlights, how will this be corrected going forward?  Will there be any disclosure in the financials to address this?

Since the difference in the ratio as reflected in the Financial Highlights and as calculated using the final net investment loss per the financial statements is immaterial, it is intended to correct the ratio in the future presentations of the Financial Highlights, but there does not seem to be a need for additional disclosure about this correction.  Master Fund’s auditors and administrator will work together to link the information presented in the Financial Highlights to the final financial information in the financial statements to prevent last minute adjustments in the financial statements from being left off of the Financial Highlights.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the registration statements themselves, please do not hesitate to contact me at 212-880-9892.

Again, I would like to thank you for all of your help regarding this filing.

                   Sincerely,

                   /s/ Darren J. Edelstein

                   Darren J. Edelstein

cc:	Kurt Hawkesworth
Robert S. Schneider, Esq.